1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 30, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE ELEVENTH
MEETING OF THE THIRD SESSION OF THE BOARD

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Eleventh Meeting of the Third Session of the board of directors (the "Board") of Aluminum Corporation of China Limited (the "Company") was convened at 9:00 a.m. on 29 April 2009 at the conference room of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China. Of the 9 directors of the Company (the "Directors") eligible to attend the meeting, 9 Directors attended in person and by proxy. Mr. Xiao Yaqing, a Director, was unable to attend the meeting due to personal engagement and appointed Mr. Kang Yi to attend and vote on his behalf at the absolute discretion of Mr. Kang. Mr.Chen Jihua, a Director, appointed Mr. Zhu Demiao to attend and vote on his behalf at the absolute discretion of Mr.Zhu. Members of the Supervisory Committee, the Secretary to the Board and other members of the senior management of the Company were in attendance. This meeting was convened in compliance with relevant requirements of the Company Law of the People's Republic of China and the Articles of Association of the Company. The meeting was presided over by Mr. Luo Jianchuan, where the following significant matters were considered and approved as resolutions:

(1)

Consider and approve the unaudited first-quarter results of the Company and its subsidiaries for the three months ended 31 March 2009 prepared in accordance with the Generally Accepted Accounting Principles in the PRC. For details please refer to the Company's first quarter report of 2009 which is announced on the same date.

(2)	Consider and approve the proposal to expand the scope of business of the Company, and the proposed corresponding amendment to the Articles of Association of the Company.

(i)

It is proposed that the Board consider and approve the expansion of the scope of business of the Company by adding the business of material inspection and analysis. The scope of business of the Company after amendment are as follows:

"exploration and mining of bauxite and limestone mine; production and sale of bauxite and magnesite products, smelted products and processed products; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sale of sulphuric acid (or hazardous chemicals); exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; material inspection and analysis; operation of office automation and instruments; relevant technological development and technical service."

(ii)

Pursuant to the amendment to the scope of business above, corresponding amendment will be made to Article 13 of the Company's Articles of Association, and it will be reported to the relevant supervisory authority of the State for approval and record at the appropriate time.

(iii)	The above proposal will be submitted to the 2008 Annual General Meeting of shareholders to be held on 26 May 2009 for consideration and approval .

The Board of Directors
Aluminum Corporation of China Limited*
30 April 2009

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
30 April 2009

As of the date of this announcement, the members of Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary